SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
          Under the Securities Exchange Act of 1934 (Amendment No. 7)*


                                  BioTime, Inc.
 ...............................................................................
                                (Name of Issuer)

                          Common Shares, no par value
 ...............................................................................
                         (Title of Class of Securities)

                                    09066L105
 ...............................................................................
                                 (CUSIP Number)

                          Paul Segall and Judith Segall
          935 Pardee Street, Berkeley, California 94710; (510) 845-9535
 ...............................................................................
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                December 8, 2000
 ...............................................................................
              (Date of Event which Requires Filing this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. 09066L105

         1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons
                           Paul Segall

         2)       Check the Appropriate Box if a Member of a Group
                  (See Instructions)
                                                            (a) [ ]
                                                            (b) [ ]

         3)       SEC Use Only

         4)       Source of Funds (See Instructions)
                           PF; OO

         5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                            [ ]

         6)       Citizenship or Place of Organization
                           U.S.A.

                  7)       Sole Voting Power
Number of                           443,245
Shares
Beneficially      8)       Shared Voting Power
Owned by                            0
Each
Reporting         9)       Sole Dispositive Power
Person With                         443,245

                  10)      Shared Dispositive Power
                                    0

         11)      Aggregate Amount Beneficially Owned by Each Reporting Person
                           645,408

         12)      Check if the Aggregate Amount in Row (11) Excludes Certain
                  Shares (See Instructions)                 [ ]

         13)      Percent of Class Represented by Amount in Row (11)
                           5.7%

         14)      Type of Reporting Person (See Instructions)
                           IN

                                Page 2 of 4 Pages

CUSIP No. 09066L105

         1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons
                           Judith Segall

         2)       Check the Appropriate Box if a Member of a Group
                  (See Instructions)
                                                            (a) [ ]
                                                            (b) [ ]
         3)       SEC Use Only

         4)       Source of Funds (See Instructions)
                           PF; OO

         5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                            [ ]

         6)       Citizenship or Place of Organization
                           U.S.A.

                  7)       Sole Voting Power
Number of                           202,163
Shares
Beneficially      8)       Shared Voting Power
Owned by                            0
Each
Reporting         9)       Sole Dispositive Power
Person With                         202,163

                  10)      Shared Dispositive Power
                                    0

         11)      Aggregate Amount Beneficially Owned by Each Reporting Person
                           645,408

         12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                            [ ]

         13)      Percent of Class Represented by Amount in Row (11)
                           5.7%

         14)      Type of Reporting Person (See Instructions)
                           IN

                                Page 3 of 4 Pages

Item 1.  Security and Issuer

         The class of equity securities to which this schedule relates is Common Shares, no par value (the "Common Shares"), of BioTime, Inc., a California corporation (the "Company"). The Company has its principal executive offices at 935 Pardee Street, Berkeley, California 94710.

         This schedule is being filed pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and the rules and regulations promulgated thereunder.

Item 4.  Interest in Securities of the Issuer

         In order to reduce the amount of his margin indebtedness to Donald, Lufkin & Jenrette Securities Corporation, on December 8, 2000 Paul Segall sold 100,000 Common Shares to Alfred D. Kingsley for $3.00 per share, in a privately negotiated transaction. Paul Segall now directly owns 443,245 Common Shares, which constitute approximately 3.9% of the 11,342,786 Common Shares outstanding on December 8, 2000. Judith Segall directly owns 202,163 Common Shares, which constitute approximately 1.8% of the 11,342,786 Common Shares outstanding on December 8, 2000. The Common Shares owned by Mr. and Mrs. Segall in the aggregate constitute approximately 5.7% of the 11,342,786 Common Shares outstanding on December 8, 2000. The forgoing number of outstanding Common Shares is based upon information provided by the Company in its Quarterly Report on Form 10-Q for the period ending September 30, 2000, as filed with the Securities and Exchange Commission.

Signature


         After reasonable inquiry and to the best of our knowledge we certify that the information set forth in the statement is true, complete and correct.

                                              /s/Paul Segall
Dated:  December 12, 2000         ____________________________________
                                              Paul Segall


                                              /s/Judith Segall
Dated: December 12, 2000           ____________________________________
                                              Judith Segall


                                Page 4 of 4 Pages